September 28, 2005

Mr. Raymond Pecoskie
President and CEO
Grandview Gold Inc.
400-56 Temperance Street
Toronto, Ontario, Canada, M5H 3V5

	RE:	Grandview Gold Inc.
		Amendment No. 1 to Registration Statement on Form 20-F
		Filed on August 18, 2005
		File No. 0-51303

Dear Mr. Pecoskie:

      We have reviewed your filing and your response letter dated August 18, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Capitalization and Indebtedness, page 3

1. Update your Capitalization table as of a date no earlier than
60
days prior to the filing of the registration statement.  See Item
3.B.
of Form 20-F.

Risk Factors, page 4
2. If material, provide a risk factor that addresses the possibility that you may be deemed a Passive Foreign Investment Company, as provided in your taxation discussion. Briefly explain that U.S. investors who invest in Grandview Gold Inc. will be subject to U.S.
taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.
3. Some of your subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "Gold Prices are Volatile and Could Decline" and "We are Dependent Upon the Continuing Services of Management." Where you have not already done so, please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.

Development Stage Company - Exhibit 99.2
4. In as much as the interim period February 28, 2005 financial statements included in Exhibit 99.2 are a required part of Form 20-F
(see Item 8.A.5 of Form 20-F), these financial statements should be revised to remove all development stage company references. We note your response to our prior comment #20.
Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to the engineering comments to Roger
L. Baer at (202) 551-3705. Direct questions relating to the accounting comments to John Weitzel at (202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to
Jason Wynn at (202) 551-3756 or, in his absence, to the undersigned, at (202)551-3685. Direct any correspondence to us at the following
ZIP Code: 20549-7010.

      Sincerely,


									Tangela S. Richter
									Branch Chief


cc:	R. Baer
	B. Stem
      J. Weitzel
      J. Wynn
      S. Min

      Via facsimile
      Mr. James Berns
      (212) 332-3315

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Mr. Raymond Pecoskie
Grandview Gold Inc.
September 28, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
    MAIL STOP 7010